Exhibit 12.2

Trustreet Properties, Inc.
Ratio of Earnings to Combined Fixed Charges and
Preferred Stock Dividends
(in thousands)

	Years Ended December 31,
	2005	2004	2003	2002	2001

Earnings:
Income (loss) from continuing operations	$11,704	$6,984	$6,901	$25,437	$(13,072)

Excluding adjustments for minority interests or income from equity in joint ventures	1,638	3,613	1,805	2,308	1,152
Pretax income (loss) from continuing operations before adjustments for minority interest or income from equity in joint ventures	13,342	10,597	8,706	27,745	(11,920)
Add: Gain (loss) on sale of assets	9,643	135	(9)	(347)	(1,138)
Add: Fixed Charges	120,777	52,003	53,325	61,242	70,163
Less: Preferred Dividend
Requirements	(24,448)	—	—	—	—

Earnings	$119,314	$62,735	$62,022	$88,640	$57,105

Fixed Charges:
Interest Expense (1)	$95,789	$51,533	$52,843	$60,749	$69,751
Estimated Interest with Rent Expense (2)	540	470	482	493	412
Preferred Dividend Requirements	24,448	—	—	—	—
	$120,777	$52,003	$53,325	$61,242	$70,163
Fixed Charges
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	1.21x	1.16x	1.45x	—
Deficiency of Earnings to Combined Fixed Charges and Preferred Stock Dividends	$1,463	n/a	n/a	n/a	$13,058

(1) Includes amortized premiums, discounts and amortized capitalized financing costs.
(2) 33% of rent expense